1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 31, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2014 THIRD QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company shall guarantee the truthfulness, accuracy and completeness of this quarterly report, that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

	1.2	All the directors of the Company attended the meeting of the board of directors and reviewed the quarterly report.

1.3

Xiong Weiping, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4	The third quarterly report of the Company has not been audited.

* For identification purpose only

2.	PRINCIPAL FINANCIAL INFORMATION AND THE CHANGES OF SHAREHOLDERS OF THE COMPANY

	2.1	Principal financial information

Unit:'000 Currency: RMB

	30 September 2014	31 December 2013	Increase/ Decrease
			(%)

Total assets	198,048,352	199,507,054	-0.73
Net assets attributable to owners of
the parent	39,088,044	44,357,725	-11.88

	2014 (January- September)	2013 (January- September)	Increase/ Decrease
			(%)

Net cash flow from operating activities	5,317,849	2,352,819	126.02

	2014 (January- September)	2013 (January- September)	Increase/ Decrease
			(%)

Revenue	104,786,229	122,062,786	-14.15
Profit attributable to owners of the parent	-5,412,039	-1,845,646	N/A
Profit attributable to owners of the parent
after excluding extraordinary
gains and losses	-6,153,672	-4,893,076	N/A
Weighted average rate of return
on net assets (%)	-12.97	-4.31	N/A
Basic earnings per share (RMB per share)	-0.40	-0.14	N/A
Diluted earnings per share (RMB per share)	-0.40	-0.14	N/A

Deducting the gains and losses arising from extraordinary items and amount

	Unit: '000 Currency: RMB

Items	2014 (July- September)	2014 (January- September)	Explanations

Gains/(Losses) on disposal of non-current assets	11,793	24,927
Government subsidies included in the gains
or losses for the reporting period
(excluding government subsidies closely
related to the ordinary business of
the Company and are granted on an ongoing
basis under the state's policies according to
certain standard amount or quantity)	252,737	528,301
Gains or losses from discretionary investment
or asset management	20,858	31,777
Except for the hedging business that is
related to the ordinary business of
the Company, the fair value gains or losses
arising from held-for-trading financial assets
and liabilities and investment income
on disposing held-for-trading financial assets
and liabilities and available-for-sale
financial assets	-25,738	55,551
Reversal of impairment provisions for
receivables subject to individual
impairment test	0	12,609
Gains/(Losses) on external entrusted loans	12,600	43,650
Other non-operating income and expenses other
than above items	35,212	111,290
Income tax effect	-5,729	-17,630
Non-controlling interests effect (after tax)	-18,987	-48,842

Total	282,746	741,633

2.2	Total number of shareholders, the top ten shareholders and the top ten shareholders of tradable shares (not subject to trading moratorium) as at the end of the reporting period

	Unit: Share

	Total number of shareholders	500,893

Shareholding status of top ten shareholders

					Pledged or frozen
Name of shareholders (in full)	Increase/ decrease during the reporting period	Number of shares held at the end of the period	Percentage	Number of shares held subject to trading moratorium	Status of shares	Number of shares	Nature of shareholders
			(%)

Aluminum Corporation of China	0	5,214,407,195	38.56	None	None	0	State-owned
HKSCC Nominees Limited	837,901	3,925,422,375	29.02	None	Unknown	0	Foreign legal person
China Cinda Assets Management Co., Ltd.	-108,928,095	491,071,905	3.63	None	None	0	State-owned legal person
China Development Bank Capital Corporation Ltd.	0	415,168,145	3.07	None	None	0	State-owned legal person
Baotou Aluminum (Group) Co., Ltd.	0	301,217,795	2.23	None	None	0	State-owned legal person
China Construction Bank Corporation	-304,847,707	218,242,451	1.61	None	None	0	State-owned legal person
Lanzhou Aluminum Factory	0	79,472,482	0.59	None	None	0	State-owned legal person
Industrial Securities Co., Ltd. - Client Credit
Trading Guaranteed Securities Account
	37,772,532	42,635,150	0.32	None	None	0	Others
Guotai Junan Securities Co., Ltd. - Client Credit
Trading Guarantee Securities Account
	13,972,763	29,536,475	0.22	None	None	0	Others
Guizhou Provincial Materials Development and Investment Corporation	0	29,000,000	0.21	None	Pledged	25,000,000	State-owned legal person

The top ten shareholders of tradable shares not subject to trading moratorium

		Class and number of shares
Name of shareholders	Number of tradable shares not subject to trading moratorium held as at the end of the period	Class	Number

Aluminum Corporation of China [1]	5,214,407,195	RMB denominated ordinary shares	5,214,407,195
HKSCC Nominees Limited foreign shares	3,925,422,375	Overseas listed	3,925,422,375
China Cinda Assets Management Co., Ltd.	491,071,905	RMB denominated ordinary shares	491,071,905
China Development Bank Capital Corporation Ltd.	415,168,145	RMB denominated ordinary shares	415,168,145
Baotou Aluminum (Group) Co., Ltd.	301,217,795	RMB denominated ordinary shares	301,217,795
China Construction Bank Corporation	218,242,451	RMB denominated ordinary shares	218,242,451
Lanzhou Aluminum Factory	79,472,482	RMB denominated ordinary shares	79,472,482
Industrial Securities Co., Ltd. - Client Credit Trading Guaranteed Securities Account	42,635,150	RMB denominated ordinary shares	42,635,150
Guotai Junan Securities Co., Ltd. - Client Credit Trading Guaranteed Securities Account	29,536,475	RMB denominated ordinary shares	29,536,475
Guizhou Provincial Materials Development and Investment Corporation	29,000,000	RMB denominated ordinary shares	29,000,000

Connected relationship or concert-party	The number of shares of [1] does not contain the A shares
relationship among the above shareholders

of the Company held indirectly by Aluminum Corporation of China through Batou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd. and Shanxi Aluminum Plant. Aluminum Corporation of China and its subsidiaries altogether hold 5,606,357,299 shares of the Company and 41.45% of voting rights.

3.	SIGNIFICANT EVENTS

	3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

	1.	Loss of assets impairment increased by 193%, mainly attributable to the increase in the provision for impairment due to the evidence of impairment on certain assets of the Group;

	2.	Gain in fair value changes increased by 1,774%, mainly attributable to the increase in the float gain in futures contracts held by the Group;

	3.	Investment income decreased by 74%, mainly attributable to the relatively significant income in capital operation of the Group in the corresponding period last year;

	4.	Non-operating income decreased by 60%, mainly attributable to no occurrence of capital operation of the Group for the period;

	5.	Non-operating expenses decreased by 66%, mainly attributable to the decrease in the losses arising from the disposal of fixed assets of the Group for the period;

	6.	Income tax expenses increased by 1,226%, mainly attributable to the fact that some deferred income tax assets recognized in the previous years have been offset by the Group;

	7.	Other comprehensive income increased by 148%, mainly attributable to the changes in exchange rate;

	8.	Held-for-trading financial assets increased by 222,187%, mainly attributable to the increase in the unrealised gains arising from futures contracts held by the Group at the end of the period;

	9.	Notes receivable decreased by 31%, mainly attributable to the increase in discounted notes and transfer endorsement of the Group;

	10.	Prepayments increased by 37%, mainly attributable to the increase in procurement prepayments for the stabilization of market supply and the expansion of business;

	11.	Interests receivable decreased by 44%, mainly attributable to the withdrawal of the interests of transfer payment by the Group;

	12.	Other receivables decreased by 33%, mainly attributable to the amounts of recovering assets and equity transfer of the Group;

	13.	Other current assets increased by 33%, mainly attributable to the increase of the wealth management products purchased by the Group for the purpose of obtaining short-term capital income;

	14.	Construction materials decreased by 48%, mainly attributable to the fact that the Group consumed some construction material;

	15.	Held-for-trading financial liabilities increased by 109%, mainly attributable to the loss in fair value changes arising from futures contracts held by the Group at the end of the period;

	16.	Advances from customers increased by 71%, mainly attributable to the enhancement of customer credit management by the Group;

	17.	Other current liabilities increased by 34%, mainly attributable to the issue of the short-term financing bonds by the Group;

	18.	Long-term payables increased by 85%, mainly attributable to the financing leasing payables incurred by the additional financing leasing of the Group;

	19.	Special reserve increased by 54%, mainly attributable to the increase in the provision of safety production expenses of the Group;

20.

Net cash flow from operating activities amounted to RMB5,318 million, representing an year-on-year increase of RMB2,965 million, or 126%. It is mainly attributable to the fact that the Group enhanced loan recovery, accelerated the velocity of inventory turnover and reinforced the management of current assets and current liabilities;

21.

For production and operation, the Company applied strict control on various cost and expenses. Accordingly, the manufacturing costs of alumina and electrolytic aluminum, the core products of the Company, decreased by approximately 5% on year-on-year basis from January to September.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company and its shareholders with shareholding of 5% or more

Applicable	Not Applicable

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change as compared with the corresponding period last year and the reason thereof

Applicable	Not Applicable

The accumulated net profit for the period from the beginning of the year to the end of the next reporting period of the Company is expected to be loss. Relevant details will be disclosed in the 2014 annual results report.

4.	APPENDICES

	4.1	Financial Statements

Consolidated Statement of Financial Position (Group)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items	30 September 2014	31 December 2013

Current assets:
Cash and cash equivalents and
restricted cash and time deposits	15,344,451	12,425,853
Held-for-trading financial assets	51,515	23
Notes receivable	1,480,751	2,142,453
Accounts receivable	4,933,823	4,014,152
Prepayments	7,954,595	5,805,619
Interest receivable	164,866	294,748
Dividends receivable	125,135	125,135
Other receivables	7,765,016	11,674,138
Inventories	22,063,853	23,535,948
Non-current assets due within one year	28,000	28,000
Other current assets	4,013,416	3,019,352

Total current assets	63,925,421	63,065,421

Non-current assets:
Financial assets available for sale	81,750	82,112
Long-term equity investments	7,465,828	6,902,659
Fixed assets	87,448,431	85,145,430
Construction in progress	11,509,795	15,190,275
Construction materials	139,721	270,267
Intangible assets	11,602,217	11,251,410
Goodwill	2,345,041	2,344,953
Long-term deferred expenditures	240,258	281,904
Deferred income tax assets	1,475,130	1,793,310
Other non-current assets	11,814,760	13,179,313

Total non-current assets	134,122,931	136,441,633

Total assets	198,048,352	199,507,054

Current liabilities:
Short-term borrowings	37,630,546	47,146,473
Held-for-trading financial liabilities	4,078	1,947
Notes payable	3,916,846	3,631,144
Accounts payable	9,084,425	8,770,506
Payments received in advance	2,682,703	1,565,691
Staff remuneration payable	447,599	365,944
Taxes payable	533,206	557,377
Interest payable	925,520	726,064
Dividends payable	133,502	108,251
Other payables	6,969,149	6,965,626
Non-current liabilities due within
one year	14,669,478	11,612,587
Other current liabilities	20,479,346	15,285,971

Total current liabilities	97,476,398	96,737,581

Non-current liabilities:
Long-term borrowings	25,802,686	26,974,618
Debentures payable	20,218,404	19,320,210
Long-term payables	1,417,525	767,157
Special payables	120,080	119,080
Projected liabilities	98,492	98,792
Deferred income tax liabilities	1,069,754	1,088,150
Other non-current liabilities	839,000	699,347

Total non-current liabilities	49,565,941	49,067,354

Total liabilities	147,042,339	145,804,935

Owner's equity:
Share capital	13,524,488	13,524,488
Capital reserve	13,745,081	13,743,094
Special reserve	224,654	146,200
Surplus reserve	5,867,557	5,867,557
Retained earnings	5,915,748	11,327,787
Foreign currency translation differences	-189,484	-251,401

Total owner's equity attributable to
the owners of the parent	39,088,044	44,357,725
Non-controlling interest	11,917,969	9,344,394

Total owner's equity	51,006,013	53,702,119

Total liabilities and owner's equity	198,048,352	199,507,054

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Statement of Financial Position (Company)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items	30 September 2014	31 December 2013

Current assets:
Cash and cash equivalents and
restricted cash and time deposits	8,530,748	5,207,329
Held-for-trading financial assets	482	0
Notes receivable	394,184	408,578
Accounts receivable	1,881,068	1,622,687
Prepayments	697,093	584,279
Interest receivable	35,263	295,027
Dividends receivable	274,113	217,180
Other receivables	8,205,412	7,629,382
Inventories	12,389,525	12,265,310
Non-current assets due within one year	28,000	28,000
Other current assets	1,391,347	914,368

Total current assets	33,827,235	29,172,140

Non-current assets:
Financial assets available for sale	7,000	7,000
Long-term equity investments	28,434,408	27,896,030
Fixed assets	45,573,048	47,349,667
Construction in progress	3,328,061	3,790,443
Construction materials	44,863	36,975
Intangible assets	2,482,727	2,507,098
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	53,090	127,962
Deferred income tax assets	829,548	1,202,232
Other non-current assets	3,298,397	4,801,174
Total non-current assets	86,382,087	90,049,526

Total assets	120,209,322	119,221,666

Current liabilities:
Short-term borrowings	21,035,000	25,810,000
Accounts payable	5,764,608	4,893,450
Payments received in advance	319,206	385,315
Staff remuneration payables	231,506	211,752
Taxes payable	166,513	172,421
Interests payable	744,327	589,828
Other payables	3,152,109	4,321,838
Non-current liabilities due within
one year	9,276,041	6,294,940
Other current liabilities	20,414,190	15,275,680

Total current liabilities	61,103,500	57,955,224

Non-current liabilities:
Long-term borrowings	5,858,831	4,984,408
Debentures payable	19,818,404	18,920,210
Long-term payables	134,974	0
Special payables	112,780	91,780
Deferred income tax liabilities
Other non-current liabilities	408,859	400,952
Total non-current liabilities	26,333,848	24,397,350

Total liabilities	87,437,348	82,352,574

Owner's equity:
Share capital	13,524,488	13,524,488
Capital reserve	14,638,302	14,645,595
Special reserve	77,139	54,112
Surplus reserve	5,867,557	5,867,557
Retained earnings	-1,335,512	2,777,340

Total owner's equity	32,771,974	36,869,092

Total liabilities and owners' equity	120,209,322	119,221,666

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Consolidated Statement of Comprehensive Income (Group)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items				2014 July to September	2013 July to September	2014 January to September	2013 January to September

I.	Total operating revenue			34,694,207	45,421,765	104,786,229	122,062,786
	Including:		Operating revenue	34,694,207	45,421,765	104,786,229	122,062,786

II.	Total cost of operations			36,281,607	46,971,851	110,992,467	127,487,472
	Including:		Operating cost	33,614,701	44,546,517	102,957,520	119,640,794
			Business tax and surcharges	87,462	87,396	226,541	259,562
			Selling expenses	423,286	480,041	1,237,937	1,403,571
			Administrative expenses	680,143	635,171	1,860,771	1,862,365
			Finance expenses	1,535,144	1,279,142	4,315,770	4,186,597
			Loss on assets impairment	-59,129	-56,416	393,928	134,583
	Add:		Gains on fair value
			changes (loss stated with "-")	21,011	1,340	48,006	-2,867
			Investment income
			(loss stated with "-")	49,563	106,408	481,934	1,860,921
		Including:	Investment
			income from associated
			companies and joint ventures	64,801	44,395	400,909	337,567

III.	Operating profit (loss stated with "-")			-1,516,826	-1,442,338	-5,676,298	-3,566,632
	Add:		Non-operating income	308,456	266,290	686,126	1,704,485
	Less:		Non-operating expenses	8,974	42,548	21,868	65,049
		Including:	Loss from disposal of
			non-current assets	684	1,035	1,372	9,009

IV.	Total profit (total loss stated with "-")			-1,217,344	-1,218,596	-5,012,040	-1,927,196
	Less:		Income tax expenses	22,960	70,678	474,052	35,760

V.	Net profit (net loss stated with "-")			-1,240,304	-1,289,274	-5,486,092	-1,962,956
	Net profit attributable to owners of the parent			-1,288,607	-1,221,846	-5,412,039	-1,845,646
	Non-controlling interests			48,303	-67,428	-74,053	-117,310

VI.	Earnings per share:
	(i)		Basic earnings per share (RMB/Share)	-0.10	-0.09	-0.40	-0.14
	(ii)		Diluted earnings per share (RMB/Share)	-0.10	-0.09	-0.40	-0.14

VII.	Other comprehensive income			-12,890	44,384	61,917	-127,828

VIII.	Total comprehensive income			-1,253,194	-1,244,890	-5,424,175	-2,090,784
	Total comprehensive income attributable
	to owners of the parent			-1,301,497	-1,203,559	-5,350,122	-1,973,474
	Total comprehensive income
	attributable to non-controlling shareholder			48,303	-41,331	-74,053	-117,310

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Statement of Comprehensive Income (Company)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items				2014 July to September	2013 July to September	2014 January to September	2013 January to September

I.	Operating revenue			10,448,263	11,831,897	30,772,029	35,139,908
	Less:		Operating costs	10,449,255	11,807,610	31,084,922	35,153,561
			Business tax and surcharges	43,118	44,564	111,900	141,224
			Selling expenses	263,032	272,087	775,740	786,954
			Administrative expenses	390,495	383,680	1,012,626	998,735
			Finance expenses	1,007,316	763,940	2,709,579	2,400,179
			Loss on assets impairment	-70,459	-16	391,687	99,739
	Add:		Gains on fair value changes
			(loss stated with "-")	385	0	482	11,222
			Investment income (loss stated with "-")	1,057,088	11,338	1,142,709	-1,756,895
		Including:	Investment income from associated
			companies and joint ventures	62,498	0	107,644	-4,873

II.	Operating profit (loss stated with "-")			-577,021	-1,428,630	-4,171,234	-6,186,157
	Add:		Non-operating income	199,363	147,184	443,817	676,580
	Less:		Non-operating expenses	4,791	5,562	12,670	17,481
		Including:	Loss from disposal of
			non-current assets	122	1,186	584	3,111

III.	Total profit (total loss stated with "-")			-382,449	-1,287,008	-3,740,087	-5,527,058
	Less:		Income tax expenses	30,464	1,954	372,765	-15,495

IV.	Net profit (net loss stated with "-")			-412,913	-1,288,962	-4,112,852	-5,511,563

V.	Earnings per share:
	(i)		Basic earnings per share (RMB/Share)
	(ii)		Diluted earnings per share (RMB/Share)

VI.	Other comprehensive income

VII.	Total comprehensive income			-412,913	-1,288,962	-4,112,852	-5,511,563

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Consolidated Statement of Cash Flows (Group)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items			2014 January to September	2013 January to September

I.		Cash flow from operating activities:
		Cash received from product sales and
		rendering of services	122,018,470	140,458,269
		Refund of tax and levies received	62,690	103,967
		Other cash received relating
		to operating activities	1,030,799	2,660,834

		Sub-total of cash inflow
		from operating activities	123,111,959	143,223,070

		Cash paid for purchase of
		goods and receipt of services	107,612,362	129,819,528
		Cash paid to and on behalf of employees	4,579,969	5,378,066
		Taxes and surcharges paid	2,709,847	2,874,983
		Other cash paid relating to operating activities	2,891,932	2,797,674

		Sub-total of cash outflow from
		operating activities	117,794,110	140,870,251

		Net cash flow from operating activities	5,317,849	2,352,819

II.		Cash flows from investment activities:
		Cash received from disposal of investments	274,786	0
		Cash received from returns on investments	116,594	106,736
		Net cash received from disposal of fixed assets,
		intangible assets and other long-term assets	190,264	115,447
		Net cash received from disposal of subsidiaries
		and other operating entities	3,640,143	1,995,451
		Other cash received relating to
		investment activities	1,796,772	1,024,873

		Sub-total of cash inflow from
		investment activities	6,018,559	3,242,507

		Cash paid to acquire fixed assets,
		intangible assets and other long-term assets	5,777,211	6,470,264
		Cash paid for investment	104,948	661,775
		Net cash paid for acquisition of
		subsidiaries and other operating entities	36,756	5,179
		Other cash paid relating to investment activities	2,420,610	4,880,039

		Sub-total of cash outflow from
		investment activities	8,339,525	12,017,257

		Net cash flows from investment activities	-2,320,966	-8,774,750

III.		Cash flow from financing activities:
		Proceeds received from investments	262,277	53,808
	Including:	Proceeds received by subsidiaries
		from non-controlling
		shareholders' investment	262,277	53,808
		Cash received from borrowings	39,023,023	57,055,842
		Cash received from issue of debentures	28,461,813	20,000,000
		Other cash received relating to
		financing activities	889,840	393,874

		Sub-total of cash inflow from financing activities	68,636,953	77,503,524

		Cash paid for repayment	64,326,149	65,354,342
		Cash paid for dividend and profit
		distribution or interest repayment	4,501,471	4,243,805
	Including:	Dividend and profit paid
		by subsidiaries to
		non-controlling shareholders	0	102,275
		Other cash paid relating to financing activities	430,910	123,933

		Sub-total of cash outflow from
		financing activities	69,258,530	69,722,080

		Net cash flows from financing activities	-621,577	7,781,444

IV.		Effect on cash and cash equivalents due to
		change in foreign currency exchange rate	125,882	106,275

V.		Net increase in cash and cash equivalents	2,501,188	1,465,788
	Add:	Balance of cash and cash equivalents
		at the beginning of the period	11,381,695	9,063,593

VI.		Balance of cash and cash equivalents at
		the end of the period	13,882,883	10,529,381

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Statement of Cash Flows (Company)

Unit: '000 Currency: RMB Type of audit: Unaudited

Items			2014 January to September	2013 January to September

I.		Cash flow from operating activities:
		Cash received from product sales
		and rendering of services	35,696,527	40,334,526
		Refund of tax and levies received	14,903	27,611
		Other cash received relating to
		operating activities	645,587	598,432

		Sub-total of cash inflow from
		operating activities	36,357,017	40,960,569

		Cash paid for purchase of goods and
		receipt of services	30,051,383	33,084,803
		Cash paid to and on behalf of employees	2,804,211	3,355,932
		Taxes and surcharges paid	1,337,089	1,659,102
		Other cash paid relating to operating activities	2,762,402	2,467,274

		Sub-total of cash outflow from
		operating activities	36,955,085	40,567,111

		Net cash flow from operating activities	-598,068	393,458

II.		Cash flows from investment activities:
		Cash received from disposal of investments	528,000	0
		Cash received from returns on investments	1,027,691	68,142
		Net cash received from disposal of
		fixed assets, intangible assets and
		other long-term assets	136,520	62,605
		Net cash received from disposal of
		subsidiaries and other operating entities	3,640,143	2,489,341
		Other cash received relating to
		investment activities	3,895,785	986,540

		Sub-total of cash inflow from
		investment activities	9,228,139	3,606,628

		Cash paid to acquire fixed assets, intangible
		assets and other long-term assets	1,603,175	1,464,863
		Cash paid for investment	642,250	1,093,629
		Net cash paid for acquisition of
		subsidiaries and other operating entities	0	3,347,715
		Other cash paid relating to investment activities	4,898,331	5,483,378

		Sub-total of cash outflow from
		investment activities	7,143,756	11,389,585

		Net cash flows from investment activities	2,084,383	-7,782,957

III.		Cash flows from financing activities:
		Proceeds received from investments	0	0
		Cash received from borrowings	22,157,000	25,840,000
		Cash received from issue of debentures	26,000,000	20,000,000
		Other cash received relating to
		financing activities	21,000	536,297

		Sub-total of cash inflow from
		financing activities	48,178,000	46,376,297

		Cash paid for repayment	43,175,994	34,259,600
		Cash paid for dividend and profit
		distribution or interest repayment	3,015,881	2,437,947
		Other cash paid relating to financing activities	82,500	89,265

		Sub-total of cash outflow from
		financing activities	46,274,375	36,786,812

		Net cash flows from financing activities	1,903,625	9,589,485

IV.		Effect on cash and cash equivalents due
		to change in foreign currency exchange
		rate	-96	-4,236

V.		Net increase in cash and cash equivalents	3,389,844	2,195,750
	Add:	Balance of cash and cash
		equivalents at the beginning
		of the period	4,890,967	4,396,234

VI.		Balance of cash and cash equivalents at
		the end of the period	8,280,811	6,591,984

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

4.2		Audit report

If the quarterly report is audited by the Certified Public Accountant, the contents of such audited report should be disclosed in the appendices.

Applicable	Not Applicable

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Director); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary